Calculation of the Registration Fee

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)(2)
Notes	$3,000,000	$92.10

1) Calculated in accordance with Rule 457(r) of the Securities Act of 1933.

(2) Pursuant to Rule 457(p) under the Securities Act of 1933, filing fees have already been paid with respect to unsold securities that were previously registered pursuant to a Registration Statement on Form S-3 (No. 333-134553) filed by Lehman Brothers Holdings Inc. and the other Registrants thereto on May 30, 2006, and have been carried forward, of which $92.10 is offset against the registration fee due for this offering and of which $650,320.63 remains available for future registration fees. No additional registration fee has been paid with respect to this offering.

Filed Pursuant to Rule 424(b)(2)
Registration No. 333-134553

PRICING SUPPLEMENT NO. 157/A dated April 12, 2007
to Prospectus Supplement dated May 30, 2006
and Prospectus dated May 30, 2006

LEHMAN BROTHERS HOLDINGS INC.
Medium-Term Notes, Series I

This Pricing Supplement supplements the terms and conditions in, and incorporates by reference, the Prospectus, dated May 30, 2006, as supplemented by the Prospectus Supplement, dated May 30, 2006 (as so supplemented, together with all documents incorporated by reference therein, the “Prospectus”), and should be read in conjunction with the Prospectus. Unless otherwise defined in this Pricing Supplement, terms used herein have the same meanings as are given to them in the Prospectus.

CUSIP No.:	52517PX89

ISIN:	US52517PX893

Specified Currency:	Principal:	U.S. Dollars

	Interest:	U.S. Dollars

Principal Amount:	$3,000,000

	Total	Per Note
Issue Price:	$3,000,000	100.00%
Agent’s Commission:	$0	0.00%
Proceeds to Lehman Brothers Holdings:	$3,000,000	100.00%

The Notes will be issued in an aggregate principal amount of $3,000,000 and will be a further issuance of, and will form a single tranche with, the $11,000,000 aggregate principal amount of Medium-Term Notes, Series I, due April 26, 2022, that Lehman Brothers Holdings will issue on April 26, 2007. The Notes will have the same CUSIP and ISIN numbers as the other notes of this tranche and will settle on the same date as, and trade interchangeably with, the other notes of this tranche. The issuance of the Notes will increase the aggregate principal amount of the outstanding notes of this tranche to $14,000,000.

On the Issue Date, we may, without the consent of the holders of the Notes, issue additional notes similar to these Notes in all respects except for the Issue Price. Following the Issue Date, we may, without the consent of the holders of Notes, create and issue additional notes similar to these Notes in all respects except for the Issue Date, Issue Price and the payment of interest accruing prior to the Issue Date of such additional notes. All such additional notes will be consolidated and form a single tranche with, have the same CUSIP and ISIN numbers as and trade interchangeably with these Notes.

Agent:	Lehman Brothers

Agent’s Capacity:	☒ As principal		☐ As agent

Issue Date:	April 26, 2007

Stated Maturity Date:	April 26, 2022, subject to Optional Redemption; provided that if such day is not a New York business day, then such day will be the following New York business day.

Date From Which Interest Accrues:	☒ Issue Date
☐ Other: _____________

☒ Fixed Rate Note

Interest Rate per Annum:	For each Interest Period from the Issue Date to but excluding the Stated Maturity Date: 9.00% times the Interest Accrual Factor

☐ Floating Rate Note	☐ CD Rate
☐ Commercial Paper Rate
☐ Federal Funds (Effective) Rate
☐ Federal Funds (Open) Rate
☐ LIBOR Telerate
☐ LIBOR Reuters
☐ EURIBOR
	☐ Treasury Rate:	Constant Maturity	☐ Yes ☐ No
☐ Prime Rate
☐ Eleventh District Cost of Funds Rate
☐ CMS Rate
☐ Other:

Maximum Rate:	Not applicable

Minimum Rate:	0%

Interest Period:	Quarterly, from and including each Interest Payment Date (or the Issue Date, in the case of the first Interest Period)

to but excluding the next succeeding Interest Payment Date (or the Stated Maturity Date, in the case of the final Interest Period).

Interest Payment Dates:

Each January 26, April 26, July 26 and October 26, commencing on July 26, 2007; provided that if such day is not a New York business day, then such day will be the following New York business day unless such day falls in the following month in which case it will be the preceding New York business day, and provided further that the final Interest Payment Date for any Notes shall be the Stated Maturity Date, subject to Optional Redemption.

Interest Accrual Factor:

For any Interest Period, the number of calendar days in each Interest Period in respect of which SPREAD REF is greater than or equal to 0.10% divided by the total number of calendar days in such Interest Period.

SPREAD REF:	For any day during an Interest Period, the 30yr CMS Rate minus the 2yr CMS Rate, subject to the Rate Cut Off.

Rate Cut Off:

SPREAD REF for Saturday, Sunday or a day which is not a New York business day will be SPREAD REF for the immediately preceding New York business day. SPREAD REF applicable to the fifth New York business day prior to an Interest Payment Date will remain in effect until that Interest Payment Date.

30yr CMS Rate:

For any New York business day during any Interest Period, the rate that appears on Reuters Screen ISDAFIX1 under the heading “30YR” as of 11:00 a.m., New York city time, on that day.  If such rate does not appear on Reuters Screen ISDAFIX1, the rate for such date shall be determined as if the parties had specified “USD-CMS-Reference Banks” as the applicable rate, as described under “Description of the Notes—Floating Rate Notes—CMS Rate Notes” in the Prospectus.

2yr CMS Rate:

For any New York business day during any Interest Period, the rate that appears on Reuters Screen ISDAFIX1 under the heading “2YR” as of 11:00 a.m., New York city time, on that day.  If such rate does not appear on Reuters Screen ISDAFIX1, the rate for such date shall be determined as if the parties had specified “USD-CMS-Reference Banks” as the applicable rate, as described under “Description of the Notes—Floating Rate Notes—CMS Rate Notes” in the Prospectus.

Interest Computation:	Interest will be computed on the basis of a 360-day year of twelve 30-day months or, in the case of an incomplete month, the number of days elapsed

Adjusted:	☐ Yes ☒ No

Interest Rate Calculation Agent:	Lehman Brothers Special Financing Inc.

Optional Redemption:

The Notes may be redeemed prior to the Stated Maturity Date at the option of Lehman Brothers Holdings Inc. in whole or in part at a price equal to 100% of the principal amount being redeemed, on each Interest Payment Date, commencing on or after April 26, 2008.  Notice of redemption will be given not less than five New York business days prior to the redemption date.

Form of Note:	☒ Book-entry only (global) ☐ Certificated

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

We intend to treat the Notes as variable rate debt instruments, as described under “Supplemental United States Federal Income Tax Consequences—Variable Rate Debt Instruments” in the Prospectus Supplement.

HISTORICAL LEVELS OF THE 30YR CMS RATE AND THE 2YR CMS RATE

The following shows for illustrative purposes the 30yr CMS Rate and the 2yr CMS Rate in effect on the Trade Date and the hypothetical historical Interest Payment Dates listed below; the Interest Rate per Annum payable on any Interest Payment Date for the Notes, however, will be determined based on the 30yr CMS Rate and the 2yr CMS Rate in effect on each day during the related Interest Period.  The historical experience of the 30yr CMS Rate and 2yr CMS Rate should not be taken as an indication of the future performance of the 30yr CMS Rate and 2yr CMS Rate during the term of the Notes.  Fluctuations in the level of the 30yr CMS Rate and 2yr CMS Rate make the Notes’ effective interest rate difficult to predict and can result in effective interest rates to investors that are lower than anticipated. In addition, historical interest rates are not necessarily indicative of future interest rates. Fluctuations in interest rates and interest rate trends that have occurred in the past are not necessarily indicative of fluctuations that may occur in the future, which may be wider or narrower than those that have occurred historically.

Hypothetical Interest Payment Dates	30yr CMS Rate (in %)	2yr CMS Rate (in %)	SPREAD REF: 30yr CMS Rate- 2yr CMS Rate (in %)
4/9/2007	5.476	5.137	0.339
1/26/2007	5.504	5.329	0.175
10/26/2006	5.382	5.197	0.185
7/26/2006	5.697	5.504	0.193

4/26/2006	5.747	5.416	0.331
1/26/2006	5.181	4.899	0.282
10/26/2005	5.309	4.795	0.514
7/26/2005	4.940	4.324	0.616
4/26/2005	5.048	4.049	0.999
1/26/2005	5.046	3.617	1.429
10/26/2004	5.096	2.865	2.231
7/26/2004	5.575	3.148	2.427
4/26/2004	5.544	2.598	2.946
1/26/2004	5.308	2.065	3.243
10/27/2003	5.426	2.177	3.249
7/28/2003	5.534	1.817	3.717
4/28/2003	5.076	1.821	3.255
1/27/2003	5.257	1.989	3.268
10/28/2002	5.498	2.306	3.192
7/26/2002	5.829	2.659	3.170
4/26/2002	6.105	3.621	2.484
1/28/2002	6.147	3.542	2.605
10/26/2001	5.784	3.080	2.704
7/26/2001	6.325	4.452	1.873
4/26/2001	6.454	4.740	1.714
1/26/2001	6.406	5.462	0.944
10/26/2000	6.858	6.621	0.237
7/26/2000	7.186	7.092	0.094
4/26/2000	7.302	7.150	0.152
1/26/2000	7.427	6.953	0.474
10/26/1999	7.281	6.571	0.710
7/26/1999	6.984	6.166	0.818
4/26/1999	6.232	5.463	0.769
1/26/1999	5.811	5.118	0.693
10/26/1998	5.920	4.719	1.201
7/27/1998	6.143	5.842	0.301
4/27/1998	6.442	6.080	0.362
1/26/1998	6.281	5.703	0.578
10/27/1997	6.617	6.003	0.614
7/28/1997	6.750	6.107	0.643
4/28/1997	7.447	6.744	0.703
1/27/1997	7.267	6.268	0.999
10/28/1996	7.177	6.076	1.101
7/26/1996	7.416	6.474	0.942
4/26/1996	7.211	6.126	1.085
1/26/1996	6.424	5.195	1.229
10/26/1995	6.797	5.843	0.954
7/26/1995	7.332	6.142	1.190
4/26/1995	7.778	6.740	1.038
1/26/1995	8.345	7.754	0.591
10/26/1994	8.604	7.164	1.440
7/26/1994	8.026	6.376	1.650
4/26/1994	7.697	5.846	1.851

1/26/1994	6.977	4.258	2.719
10/26/1993	6.688	4.058	2.630
7/26/1993	7.343	4.377	2.966
4/26/1993	7.711	3.979	3.732
1/26/1993	7.605	4.510	3.095
10/26/1992	8.083	4.796	3.287
7/27/1992	7.893	4.443	3.450

SUPPLEMENTAL INFORMATION CONCERNING THE PLAN OF DISTRIBUTION

Lehman Brothers Holdings has agreed to sell to Lehman Brothers Inc. (the “Agent”), and the Agent has agreed to purchase from Lehman Brothers Holdings Inc. the principal amount of the Notes at the price specified on the cover of this pricing supplement.  The Agent is committed to take and pay for all of the Notes, if any are taken.

The Agent proposes to offer the Notes initially at a public offering price equal to the Issue Price set forth above and to certain dealers at a discount to such price.  After the initial public offering, the public offering price and other selling terms may from time to time be varied by the Agent.

It is expected that delivery of the Notes will be made against payment therefor more than three business days following the date of this pricing supplement. Trades in the secondary market generally are required to settle in three business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the securities on any day prior to the third business day before the settlement date will be required to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement.

If the Notes are sold in a market-making transaction after their initial sale, information about the purchase price and the date of the sale will be provided in a separate confirmation of sale.